



Chris Corriveau · 3rd

I translate complex ideas into simple yet elegant products that deliver business impact.

Driftwood, Texas · 500+ connections · **Contact info**

Code & Syntax

Cogswell Polytechnical College

Experience

Chief Technical Product Officer
Code & Syntax
Nov 2018 – Present · 1 yr 1 mo
Austin, Texas Area

Taking complex problems and creating elegant web and mobile products.

Technical Advisor
Social Leverage LLC
Jan 2011 – Present · 8 yrs 11 mos

Review deal flow based upon technology, team and traction. Advise on investment opportunities based upon the technology. Work with and mentor the over 60 portfolio companies.

Executive Producer
Rent My Wardrobe
Nov 2018 – Jun 2019 · 8 mos
Dallas/Fort Worth Area

Focused on design and developed of the companies mobile app. Managed the engineering team and hustled to make the leading rental app for women's fashion.

Head of Product
RealSavvy
Nov 2016 – Oct 2018 · 2 yrs
Austin, Texas Area

The primary driver of the RealSavvy company vision and products.
- Created React Native Mobile Apps for Android and iOS
- Dynamically Created scaleable Real Estate Agent Website service

---

Board Member
Vault Exposure Tracker
Mar 2015 – Apr 2018 · 3 yrs 2 mos
Greater San Diego Area

Serving as a trusted advisor to the CEO . Support the work of TrackTrain and provide mission-based leadership and strategic governance. While day-to-day operations are led by TrackTrain's chief executive officer Chris Memmott.

...see more

Show 5 more experiences ˅

Education

Cogswell Polytechnical College
Bachelors of Science, Computer and Video Imaging
1998 – 2000

Studied web technologies and computer and video imaging.

Rochester Institute of Technology
Graphic Design and Illustration
1996 – 1998

Learned general graphic design skills, creativity and art history. Introduction to web design and development.

Skills & Endorsements

Web Development · 63

Endorsed by **Bhanu Prasad Madala and 5 others who are highly skilled at this**

Endorsed by **2 of Chris' colleagues at Social Leverage**

Mobile Applications · 52

Endorsed by **Rodney Rumford and 1 other who is highly skilled at this**

Endorsed by **2 of Chris' colleagues at LocalStack, Inc.**

Start-ups · 42

Endorsed by **Howard Lindzon and 11 others who are highly skilled at this**

Endorsed by **4 of Chris' colleagues at Stocktwits**

Show more ⌄



